May 8, 2009

H. Christopher Owings
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Saks Incorporated Preliminary Proxy Statement on Schedule 14A Filed by P. Schoenfeld Asset Management LP, et al. Filed April 28, 2009 File No. 001-13113

Dear Mr. Owings:

     This letter is being filed in response to comments received by P. Schoenfeld Asset Management LP (“PSAM”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 7, 2009 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed by PSAM on April 28, 2009.

     The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

1.	Please ensure that both the proxy statement and form of proxy are clearly identified as preliminary versions until disseminated to shareholders. Refer to Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, PSAM has revised the proxy statement and form of proxy to clearly identify it as a preliminary version.

2.

Please revise your proxy statement to identify Dhananjay M. Pai as a participant in your solicitation, considering he has been named as proxy holder for purposes of your solicitation. Please also provide accompanying participant information required pursuant to Item 5 of Schedule 14A.

Response: In response to the Staff’s comment, PSAM has revised the proxy statement and form of proxy to identify Dhananjay M. Pai as a participant in the solicitation of proxies and to provide the accompanying participant information about Mr. Pai required pursuant to Item 5 of Schedule 14A.

3.

Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec. ovg /rules/fmal/2007/34-56135.pdf.

Response: PSAM confirms that it will post its proxy materials on www.proxyvote.com, which is a publicly-accessible Internet Web site. In response to the Staff’s comment, PSAM has also revised the proxy statement to inform shareholders that the proxy materials are available at www.proxyvote.com and explain how to access those materials.

Letter to Saks Shareholders

4.	You indicate that “Saks is also soliciting votes regarding the following proposals at the Annual Meeting ” So as to remove any implication that you and Saks are soliciting for different matters, please revise to state here and elsewhere that, except for the election of directors, you and Saks are soliciting for the same matters, however, your recommendation as to how shareholders should vote on each matter is what differentiates your solicitation from Saks’.

Response: In response to the Staff’s comment, PSAM has revised the proxy statement and form of proxy to state that it and Saks are soliciting for the same matters, but that PSAM’s recommendation as to how shareholders should vote on each matter is different from Saks.

PSAM Solicitation, page 4

5.

We note your statement on page four that if you do not receive the no-action relief you have sought, you intend to amend your proxy statement to eliminate any solicitation of votes for nominees to the Board. To the extent that you begin soliciting proxies before you receive the no-action relief you seek and the no-action relief is subsequently not granted, please disclose whether any proxy cards received by you will be counted or if, in order for votes to be counted, shareholders will need to vote using the proxy card you will provide with your revised proxy statement. Please also expand this statement, and any similar statements in your proxy, to address the implications of not receiving noaction relief, including that stockholders will be disenfranchised as to their ability to vote on the election of directors if they chose to vote using your proxy card.

Response: In response to the Staff’s comment, PSAM has expanded the disclosure in the proxy statement to address the implications of not receiving no action relief, including that stockholders will be disenfranchised as to their ability to vote on the election of directors if they choose to vote using its proxy card. PSAM has also revised the proxy statement to state that, if PSAM begins soliciting proxies before receiving no-action relief and the no-action relief is subsequently not granted, proxy cards received by PSAM will be voted with respect to all the proposals except for the election of directors and PSAM will provide additional proxy materials (including a supplement to the proxy statement and a revised GOLD proxy card).

Matters to be Considered at the Annual Meeting, page 6

6.	Please provide support for the following statements, opinions or beliefs contained in your proxy statement:

• Your statement in the second full paragraph on page six that “many large corporations have eliminated their classified boards or adopted some form of majority voting election standard for directors.”

Response: According to the following reports, two-thirds of the largest 100 companies and a majority of companies in the S&P 500 elect directors annually and over two-thirds of companies in the S&P 500 and almost half of companies in the Russell 1000 have adopted some form of majority voting standard for directors. See, Allen, Claudia, Study of MajorityVoting in Director Elections, last updated November 12, 2007, page 1; Barrett, Annalisa and Beth Young, Majority Voting for Director Elections, December 16, 2008, Directorship: Boardroom Intelligence; Risk Metrics, Growing Support for Key Shareholder Proposals; Shearman and Sterling, 2007 Trends in Corporate Governance of the Largest US Public Companies, page 5.

•

Your statement in the fourth full paragraph on page six that you believe “there is a beneficial trend among large corporations ... to eliminate the classified board.” Please also explain what you mean by a “beneficial trend.”

Response: We belive that the trend to eliminate the classified board is beneficial because annual election of the shareholders promotes accountability of the board to the shareholders and is now considered a basic tenet of good corporate governance.

• Your statement in the last paragraph on page six that “[f]orms of majority voting and mandatory resignation policies have been adopted by many companies in recent years.”

Response: Since 2006, over 50% of companies in the S&P 500 have adopted majority voting policies, sometimes coupled with resignation policies. See, Allen, Claudia, Study of Majority Voting in Director Elections, last updated November 12, 2007, page 1; Barrett, Annalisa and Beth Young, Majority Voting for Director Elections, December 16, 2008, Directorship: Boardroom Intelligence.

• Your statement on page 8 that “withhold” votes are “generally understood to be an effective way for shareholder to express dissatisfaction with the Board or an individual member of the Board.”

Response: Various publications have stated that “withhold” votes or “say no” campaigns are understood as an effective way for shareholders to express dissatisfaction with the board or an individual on the board. See, e.g. Practising Law Institute, Director Selection Developments: Majority Voting, Proxy Solicitation Reform

and Other Initiatives, November 7, 2007; Written Testimony submitted by Professor Lucian A. Bebchuk, William J. Friedman and Alicia Townsend Friedman ... before the Committee on Financial Services, United States House of Representatives, Hearing on Empowering Shareholders on Executive Compensation, March 8, 2007; John Finley, 2006 Majority Voting in Director Elections: A Look Back and a Look Ahead.

Support for statements, opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. Mark any supporting documents provided to identify the specific information upon which the participants have relied, such as quoted statements and press releases, and identify the sources of all data utilized.

Proposal No. 1 Election of Directors, page 6

7.

We are in receipt of your request for relief from Rule 14a-4 dated April 21, 2009 addressed to Michele Anderson and Nicholas Panos with the Office of Mergers and Acquisitions for purposes of including this proposal in your solicitation. We are still considering your request and will contact you once we have completed our review.

8.

Please indicate, notwithstanding the number of withheld votes Mr. Neel receives, Mr. Neel will still be elected to the Board if even one person votes in favor of him because of the plurality voting requirements that are applicable to the election of directors of Saks’ board.

Response: In response to the Staff’s comment, PSAM has revised the proxy statement to indicate that Mr. Neel will still be elected to the Board if even only one shareholder holding one share votes for him because of the plurality voting requirements that are applicable to the election of directors of Saks’ board.

Proposal No. 2 Shareholder Proposal that the Board take the Steps Necessary to Declassify the Board of Directors and Establish the Annual Election of All Directors, page 6

9.

With respect to this proposal and proposals 3 and 4, please revise to clearly state, if true, that the Board is not legally bound to implement the proposals and any implementation of these proposals will require amendments to Saks’ certificate of incorporation and/or by-laws. Therefore, even if shareholders vote in favor of these matters, additional Board action will be required.

Response: In response to the Staff’s comment, PSAM has revised the proxy statement to indicate that the Board is not legally bound to implement proposals 2, 3 and 4 and any implementation of these proposals will require amendments to Saks’ certificate of incorporation.

Proposal No. 3 Shareholder Proposal that the Board Take the Steps Necessary to Amend the Cerrtificate of Incorporation to Require Directors to be Elected by a Majority of Votes in the Election of Directors, page 6

10.	Please revise your disclosure in the last fill paragraph on page six to address the relevance of your reference to mandatory resignation policies as they are not a subject of the referenced proposal.

Response: In response to the Staff’s comment, PSAM has revised the proxy statement to delete the reference to mandatory resignation policies.

Solicitation of Proxies, page 10

11.

We note that you may employ various methods to solicit proxies including mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

Response: PSAM confirms that it understands that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A.

12.

Please revise to state whether you plan to seek reimbursement for the cost of soliciting proxies and, of so, whether the question of reimbursement will be submitted to a vote of shareholders. Refer to Item 4(b)(5) of Schedule 14A.

Response: In response to the Staff’s comment, PSAM has revised the proxy statement to reflect that it will not seek reimbursement of the cost of soliciting proxies.

Additional Information and Incorporation by Reference, page 12

13.

We note your statements in the last paragraph on page 12 indicating that additional information is required to be disclosed in Saks’ proxy statement and that you will provide any additional required information to shareholders or direct shareholders to where they may find such information. Please revise your disclosure to clarify that your proxy statement is subject to the same disclosure requirements as the Saks proxy statement, and further provide a clear reference to the particular document that contains any required information not included in your proxy statement. Refer to Rule 14a-5(c).

Response: In response to the Staff’s comment, PSAM has revised the proxy statement to clarify that the proxy statement is subject to the same disclosure requirements as the Saks proxy statement and to provide a clear reference to the Saks proxy statement as the particular document that contains any required information not included in PSAM’s proxy statement.

Gold Form of Proxy Card, page 24

Proposal 1- To elect all the nominees-for election to the Board of Directors except C. Warren Neel, page 26

14.

Refer to the three options you present in your form of proxy relating to the election of directors. Under these options, a security holder is not given the opportunity to vote “For” Mr. Neel. As such, please revise your proxy statement to include prominent disclosure that security holders using your proxy card will be disenfranchised from voting “For” Mr. Neel because your proxy card does not permit such option. In the alternative, please revise the options you provide under proposal one of your proxy card to include an option under which the shareholder may enter the names of any nominee(s) the shareholder chooses to withhold his or her authority to vote without also having to withhold voting authority for Mr. Neel. In addition, we note that further revisions may need to be to the form of proxy pending disposition on your request for relief from Rule 14a-4.

Response: In response to the Staff’s comment, PSAM has revised the proxy statement to include prominent disclosure that security holders using its proxy card will be disenfranchised from voting “For” Mr. Neel because its proxy card does not permit such option.

*     *     *

     In connection with responding to the Staff’s comments, PSAM hereby acknowledges that:

  PSAM is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  PSAM may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Leonard Chazen
Leonard Chazen
Covington & Burling LLP

cc:	Keir Gumbs, Esq.
Covington and Burling LLP

Peter Schoenfeld
P. Schoenfeld Asset Management L.P.